SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2006

GENESYS S.A.

(Exact name of registrant as specified in its charter)

L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports  under cover Form 20-F or Form 40-F.

Form 20-F    X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Genesys Conferencing to Announce Fourth Quarter

and Full-Year 2005 Earnings on April 5, 2006

Reston, Virginia, and Montpellier, France – March 27, 2006 – Genesys Conferencing

(Euronext Eurolist FR0004270270) (NASDAQ: GNSY), a global multimedia conferencing service leader, will release financial earnings for the fourth quarter and full-year ended December 31, 2005 on April 5, 2006.

Chairman and Chief Executive Officer Francois Legros and Executive Vice President, Chief Financial Officer Michael E. Savage will also hold a web conference to discuss the company’s financial performance on April 5, 2006 at 11:30 a.m. Eastern Time or 5:30 p.m. Central European Time.

The web conference may be accessed by joining the live webcast at http://events.webeventservices.com/genesys/2006/04/05/

If you are unable to participate during the conference, a replay of the call will be available at www.genesys.com.

About Genesys Conferencing

Genesys Conferencing is a leading provider of integrated Web, voice and video conferencing services to thousands of companies worldwide, including more than 200 of the Global Fortune 500. The company’s services are designed to meet the full range of communication needs within the global enterprise, from small, collaborative team meetings to large, high profile online events. The company’s flagship product, Genesys Meeting Center, provides a single-platform multimedia conferencing solution that is easy to use and available on demand. With offices in more than 20 countries across North America, Europe and Asia Pacific, the company offers an unmatched global presence and strong local support. Genesys Conferencing is listed on the Nouveau Marché in Paris (Euronext FR0004270270) and Nasdaq (GNSY). Additional information is available at www.genesys.com.

At Genesys Conferencing

Michael E. Savage

Executive Vice President and Chief Financial Officer

Phone: +1 703 736-7100

michael.savage@genesys.com

Marine Pouvreau

Investor Relations Manager

Phone: +1 703 733-2140

marine.pouvreau@genesys.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 27, 2006

GENESYS SA

By: /s/ François Legros

Name: François Legros

Title: Chairman and Chief Executive Officer